

07002267

SECURI[illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 28 2007
210

SEC FILE NUMBER
8- 49007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bestvest Investments, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
208 W. Front Street
(No. and Street)

Media, (City) Pennsylvania (State) 19063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James W. O'Conner 610-891-2860 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPA's
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia, (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bestvest Investments, LTD, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Pres.

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Sean MacNeal, Notary Public
Newtown Twp., Delaware County
My Commission Expires June 9, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) A report on Internal Accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2006

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609)268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215)569-2113
FAX(215)972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215)542-7544

Independent Auditors' Report

To The Board of Directors
BestVest Investments, LTD.

We have audited the statement of financial condition of BestVest Investments, LTD. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of BestVest Investments, LTD. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 9-11 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Romeo and Chiaverelli LLC
Certified Public Accountants
February 9, 2007

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$100,774.36
Receivables	
Commissions	125,547.43
Advances	286,157.78
Investments	183,545.93
Clearing organization deposit	50,794.05
TOTAL ASSETS	$746,819.55

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 109,670.14
TOTAL LIABILITIES	$ 109,670.14
Stockholder's Equity	
Common Stock, no par value 60,000 shares authorized 10,000 shares issued and outstanding	10,000.00
Paid In Capital	1,310,000.00
Retained Deficit	(682,850.59)
TOTAL STOCKHOLDERS' EQUITY	637,149.41
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$746,819.55

See accompanying notes to financial statements

BestVest Investments, LTD.
Statement of Income and Expense
Year Ended December 31, 2006

	Twelve Months
REVENUES	
Commissions	$2,178,677.61
Interest Income	6,819.66
Total Revenues	$2,185,497.27
EXPENSES	
Commission Expense	1,711,586.41
Communications Expense	17,190.94
Employee Compensation and benefits	114,788.66
Clearing and Execution Expense	68,107.66
Other Operating Expenses	275,658.99
Total Expenses	2,187,332.66
Net Loss	$(1,835.39)

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
December 31, 2006

Schedule of Retained Deficit

Beginning Retained Deficit	($681,015.20)
Net Loss	(1,835.39)
Retained Deficit	($682,850.59)

Schedule of Paid-In-Capital

Additional Paid in Capital	$1,310,000.00
Additional Paid in Capital	$1,310,000.00

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000.00
Common Stock	$10,000.00
Total Stockholders' Equity	$637,149.41

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net Loss	$(1,835.39)
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in commissions receivable	17,064.96
Change in advance to officer	17,926.74
Change in clearing organization deposits	794.05
Change in investments	(183,545.93)
Change in accounts payable and accrued expenses	11,427.80
Total adjustments	(137,920.48)
Net cash used by operating activities	(139,755.87)
Cash flows from investing activities:	
Net cash used by investing activities	0.00
Cash flows from financing activities:	
Net cash used by financing activities	0.00
Net change in cash and cash equivalents	(139,755.87)
Cash and cash equivalents at beginning of year	240,530.23
Cash and cash equivalents end of year	$100,774.36

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Notes to Financial Statements
December 31, 2006

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in January 20, 1995 under the laws of the State of Michigan for the purpose of marketing and selling securities, municipal bonds and other financial instruments.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred the accrual basis in conformity with generally accepted accounting principles.

Recognition of Revenue

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital of $159,243, which was $109,243 in excess of its required net capital of $50,000. The Company's net capital ratio was .69 to 1.

NOTE 3 – LITIGATION

The Company is involved in legal actions arising in the ordinary course of business. Management and counsel believe that the Company has adequate defenses with respect to the action and does not expect that the outcome will materially affect the Company's results of operations or financial position.

BestVest Investments, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2006

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing broker is Dain Rauscher Inc. and Fiserv Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$ 637,150
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	637,150
Deductions and/or charges	
Investments and receivables from affiliates	469,703
Other deductions – investment	8,204
Total Deductions and/or Charges	477,907
Net Capital before haircuts	$ 159,243
Less: Haircuts	-0-
Net Capital	$ 159,243

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 109,670
Total aggregate indebtedness	109,670

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 50,000. if greater	50,000
Excess net capital at 1500%	$ 109,243
Excess net capital at 1000%	$ 148,276
Ratio: Aggregate Indebtedness to Net Capital	.69 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2005

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 161,763
Net Audit Adjustments	2,520
Net Capital per above (Note-2)	$ 159,243

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
BestVest Investments, LTD.

In planning and performing our audit of the financial statements and supplemental schedules of BestVest Investments, LTD. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and Comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures

listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.



Romeo and Chiaverelli LLC
Certified Public Accountants
February 9, 2007

END